UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION				SEC FILE NUMBER
	Washington, D.C. 20549				000-24024

	FORM 12b-25				CUSIP NUMBER
92327R 10 3
NOTIFICATION OF LATE FILING

(Check One): ☐Form 10-K	☐Form 20-F	☐Form 11-K	☒ Form 10-Q	☐Form N-SAR
☐ Form N-SAR
For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I—REGISTRANT INFORMATION

Venture Financial Group, Inc.
Full Name of Registrant
____________________________________________________________________________
Former Name if Applicable

4405 7th Avenue SE, Suite 204
Address of Principal Executive Office (Street and Number)

Lacey, Washington 98503
City, State, and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III—NARRATIVE

The Company will not be able to file its quarterly report on Form 10-Q for the quarter ended September 30, 2009, by the filing deadline or within five days thereafter. Venture Bank, the Company’s wholly owned subsidiary, was closed by the Washington Department of Financial Institutions on September 11, 2009. The Company had its former offices at the Bank’s premises and all of its records were maintained on systems at the Bank’s premises. Although the Company retains a copy of certain basic financial records, it no longer has access to the Bank premises or systems. Since the closure, the Company has not engaged in any business operations other than to identify liabilities. In substance, the Company is winding down its business. Certain former employees have volunteered only on an as-needed basis. The Company no longer has any accounting staff. As a result, the Company no longer has the resources, staffing or access to its complete financial records needed to comply with Exchange Act reporting requirements.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ken F. Parsons, Sr.	360	491-4490
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

oYes xNo
FORM 10-K for the year ended December 31, 2008 and Form 10-Q for the quarters ended March 31, and June 30, 2009 and FORM 11-K for the year ended December 31, 2008

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The stock of the Bank was the principal asset of the Company. As of September 11, 2009, the Company’s primary assets, excluding its investments in the Bank, Venture Financial Group Trust I, FCFG Capital Trust II and Washington Commercial Statutory Trust I, which investments are expected to be written off completely, consisted primarily of cash and cash equivalents of approximately $2.5 million. Liabilities were comprised primarily of junior subordinated debt of approximately $22.7 million, accrued and unpaid interest of approximately $800,000 and known contractual and other obligations of approximately $6 million. Based on the Company’s current financial condition, the Company is evaluating options for winding down its affairs. See the discussion of the Company’s limited resources and staffing and lack of access to its financial records in Part III above. The Company believes that common shareholders no longer have any equity in the Company and that the benefits to shareholders of full compliance with reporting requirements are outweighed by the costs to the issuer and creditors of obtaining and reporting the information, even if obtaining and reporting the information were practicable. In place of full reporting, the Company intends to disclose to public investors any material developments relating to its winding down on Current Reports on Form 8-K.

VENTURE FINANCIAL GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 17, 2009	By:	/s/ Ken F. Parsons, Sr.
Ken F. Parsons, Sr.